Exhibit 99.1

SGOCO Group, Ltd. Appoints New Directors

Hong Kong, August 31, 2017 /PRNewswire/ -- SGOCO Group, Ltd. (Nasdaq: SGOC) ("SGOCO" or the "Company"), a company focused on product design, distribution and brand development in the Chinese display, computer and virtual reality (“VR”) product markets as well as energy saving products and services, today announced that the Board of Directors of the Company has appointed Ms. Lee, Rosana Ching Man ("Rosana Lee") and Ms. Lau, Pui Kiu ("Vicki Lau") as the directors of the Company, effective on August 24, 2017, to replace Mr. Frank Wu and Mr. Pruby He, who notified their resignation from the Board, effective on August 24, 2017. Mr. Wu and Mr. He indicated their resignation are for personal reasons and not due to any disagreements with the Company.

Vicki Lau, age 28, has served as the Head of the Sales and Marketing Department at EIFS Limited, a professional insurance brokerage firm in Hong Kong, since 2014. Ms. Lau is responsible for managing the operation, creating the social media platform, and leading the sales team of EIFS. Prior to joining EIFS, she worked in public relations and corporate communications at Cathay Pacific Airways in 2010 and as a financial consultant at Prudential and AXA from 2011 to 2014. Ms. Lau graduated from the University of Michigan, Ann Arbor, with a Bachelor of Arts in Economics and Political Science in 2011. She is also qualified as an Associate Financial Planner, IIQE, and holds an Estate Agent’s License and Chinese Insurance Qualification.

Rosana Lee, age 43, has served as an international director of the Rotary Club in Kowloon, Hong Kong since 2017. From 2002 to 2012, Ms. Lee was the Managing Director at Sun Ngai Plastic Products Factory Limited. From 2000 to 2002, she worked at Leighton Construction Company as an engineer. Ms. Lee received her Bachelor’s degree in Engineering and Master’s degree in Technology Management from the University of New South Wales in 1997 and 2000, respectively.

The Board determines based on its investigation and the information supplied to the Board with respect to Ms. Lau and Ms. Lee that they are “independent” under the independence requirements of Rule 10A-3 promulgated under the Securities Exchange Act of 1934 and as defined by NASDAQ Rule 5605(a)(2), and that Ms. Lau and Ms. Lee do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Mr. Shi-Bin Xie, Chief Executive Officer of SGOCO, commented, "we would like to welcome Vicki Lau and Rosana Lee to the SGOCO Board.  We are confident that their strong professional background and industry expertise will prove valuable as the Company continues to expand its position in the energy saving products and services and VR markets. I also want to thank Mr. Frank Wu and Mr. Pruby He for their contributions during their tenure as directors of the Company and wish their success in their future endeavors."

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display, computer and visual reality (“VR”) product markets as well as energy saving products and services. SGOCO sells its products and services in the Chinese market and abroad. For more information about SGOCO, please visit our investor relations website:

http://www.sgocogroup.com

For investor and media inquiries, please contact:
SGOCO Group, Ltd.
Tony Zhong
Vice President of Finance
Tel: +852 3610 7777

Email: ir@sgoco.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," “will,” "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a “light-asset” model. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED and energy saving and VR markets in China; fluctuations in customer demand for our services and products generally; our success in promoting our brand of our services and products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; the fluctuations and competition in sales and sale prices of our services and products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; changing principles of generally accepted accounting principles; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.